FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  0-31070

Resin Systems Inc.
 (Translation of registrant’s name into English)

14604 - 115A Avenue
Edmonton, Alberta  T5M 3C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description

99.1	News Release, dated August 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2005	RESIN SYSTEMS INC.

	By:	/s/ SUSAN BANNERMAN

	Name	Susan Bannerman
	Title	Controller

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated August 9, 2005.

Resin Systems Announces $26 Million USD Order for its RStandard(TM) Composite
Utility Poles to a Major European Union Electric Utility Producer

          EDMONTON, Alberta, Aug. 9 /PRNewswire-FirstCall/ -- Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively “RS”), has received an order for approximately $26 million USD of its RStandard(TM) modular composite utility poles from an established European Union  (“EU”) energy producer.

          RS will be supplying RStandard(TM) utility poles of heights between 32 meters (105 feet) and 41 meters (135 feet) that will be installed in an electric power grid of the EU energy producer.  RS will commence delivery of the order upon satisfactory completion of independent testing of the RStandard(TM) poles for the customer.  The independent testing is scheduled to be completed by the end of 2005 and RS anticipates that all contract deliveries will be completed by the end of 2007.

          ”We are proud to have been chosen to address the upgrade requirements of an important energy provider’s existing electrical power grid,” said Greg Pendura, Chairman, President and Chief Executive Officer of Resin Systems Inc. “Our RStandard(TM) utility poles will improve the capabilities of the existing infrastructure and will support the increased capacity being developed in that region.”

          About RS
          RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company’s patented polyurethane Version(TM) resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company’s engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard(TM) modular composite utility pole. RS has begun the commercialization of its RStandard(TM) utility pole for sale to power utility companies both domestically and internationally.  For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

          ”Version” and “RStandard” are trademarks of Resin Systems Inc.

          This news release contains forward-looking statements.  The forward- looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS’s control.  Many of these risks and uncertainties are described in RS’s revised annual information form dated June 29, 2005, RS management’s discussion and analysis and other documents RS files with the Canadian securities authorities.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

          This release is available on the KCSA Public Relations Worldwide Web site at http://www.kcsa.com.

SOURCE   Resin Systems Inc.
          -0-                              08/09/2005
          /CONTACT:  Greg Pendura, President and Chief Executive Officer of Resin Systems Inc., +1-780-482-1953, fax, +1-780-452-8755, gregp@grouprsi.com; Jennifer Handshew, +1-212-896-1272, jhandshew@kcsa.com, or Joe Gallo, +1-212-896-1269, jgallo@kcsa.com, both of KCSA/
          /Web site:  http://www.grouprsi.com /